Filed Pursuant to Rule 424(b)(3)
File No. 333-136277

Prospectus supplement no. 33
to prospectus dated August 16, 2016

ZIM CORPORATION

This Prospectus Supplement No. 33 supplements and amends our Prospectus dated July 11, 2008, as amended and supplemented. This Prospectus Supplement No. 33 includes our attached Form 6-K for the month of August, 2016 as filed with the Securities and Exchange Commission on August16, 2016.

Any statement contained in the Prospectus and any prospectus supplements filed prior to the date hereof shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement No. 33 modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement No. 33.

This Prospectus Supplement No. 33 should be read in conjunction with the Prospectus, and any prospectus supplements filed prior to the date hereof.

The date of this Prospectus Supplement No. 33 is August 16, 2016.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150

Ottawa, Ontario

Canada K1S 1V7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

1

Quarterly Business Review by Management for the

Quarter Ended June 30, 2016

TABLE OF CONTENTS

Item 1. Selected Financial Data:	3

Item 2. Quarterly Business Review	8

Item 3. Quantitative and Qualitative Disclosures About Market Risks	12

Signatures	14

2

ITEM 1 – SELECTED FINANCIAL DATA

ZIM Corporation Condensed Consolidated Balance Sheets (Expressed in US dollars, except for share data)

	June 30, 2016 (Unaudited)	March 31, 2016
ASSETS	$	$
Current assets
Cash and cash equivalents	520,034	472,317
Accounts receivable, net	87,290	58,307
Investment tax credits receivable Other tax credits	50,696 102,042	281,644 84,652
Prepaid expenses	21,373	24,959
	781,435	921,879

Investment	116,073	116,414
Property and equipment, net	26,136	26,317
	923,644	1,064,610
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	22,266	9,161
Accrued liabilities	35,070	41,518
Deferred revenue	82,670	110,969
	140,006	161,648

Deferred rent	10,343	11,035
Total liabilities	150,349	172,683

Shareholders' equity:
Preferred shares, no par value, non-cumulative		-
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at June 30, 2016 and March 31, 2016.
Special shares, no par value, non-voting,
Unlimited authorized shares; issued and outstanding NIL shares at June 30, 2016 and March 31, 2016.		-
Common shares, no par value, voting,
Unlimited authorized shares; 157,809,851shares issued and outstanding as at June 30, 2016 and 157,809,851 as at March 31, 2016.	19,484,482	19,484,482
Additional paid-in capital	2,960,789	2,960,789
Accumulated deficit	(21,330,832)	(21,213,270)
Accumulated other comprehensive income	(341,144)	(340,074)
	773,295	891,927
	923,644	1,064,610

3

ZIM Corporation
Condensed Consolidated Statements of Operations
(Expressed in US dollars)
(Unaudited)

	Three months ended June 30, 2016	Three months ended June 30, 2015
	$	$
Revenue
Mobile	48,200	18,154
Software	13,333	8,982
Software maintenance and consulting	86,340	136,160
Total revenue	147,873	163,296

Operating expenses
Cost of revenue	4,595	24,290
Selling, general and administrative	225,700	192,985
Research and development	89,000	134,420
Total operating expenses	319,365	351,695

Income (loss) from operations	(171,492)	(188,399)
Other income :
Gain on disposition of assets	582	-
Interest income , net	7,559	18,238
Total other income	8,141	18,238
Net income (loss) before income taxes	(163,351)	(170,161)
Income tax benefit	45,789	40,670
Net income (loss)	(117,562)	(129,491)

Basic and fully diluted income (loss) per share	(0.001)	(0.001)
Weighted average number of shares outstanding	157,809,851	143,843,889

4

ZIM Corporation
Condensed Consolidated Statements of Cash Flows
(Expressed in US dollars)
(Unaudited)

	Three months ended June 30, 2016	Three months ended June 30, 2015
	$	$
OPERATING ACTIVITIES
Net income (loss)	(117,562)	(129,491)
Items not involving cash:
Depreciation of property and equipment	2,163	2,347
Amortization of intangible assets	-	2,033
Changes in operating working capital
Decrease in accounts receivable	(28,983)	(3,498)
Increase in investment tax credits receivable	213,558	(59,009)
Decrease in prepaid expenses	3,586	3,365
Increase in accounts payable	13,105	21,929
Increase (decrease) in accrued liabilities	(6,448)	(631)
Increase (decrease) in deferred rent	(692)	13,540
Increase (decrease) in deferred revenue	(28,299)	2,754
Cash flows provided by operating activities	50,428	(146,661)

INVESTING ACTIVITIES
Purchase of property and equipment	-	-
Investment in other companies	-	(20,042)
Cash flows provided by (used in) investing activities	-	(20,042)

FINANCING ACTIVITIES
Cash flows provided by financing activities	-	-

Effect of changes in exchange rates on cash and cash equivalents	(2,711)	22,569

Increase (decrease) in cash	47,717	(144,134)
Cash and cash equivalents, beginning of period	472,317	1,028,381
Cash and cash equivalents, end of period	520,034	884,247

5

1 - BASIS OF PRESENTATION

The accompanying unaudited selected financial data of ZIM Corporation (“ZIM” or the “Company”) and its subsidiaries have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) have been condensed or omitted pursuant to such rules and regulations. The condensed consolidated balance sheet as of June 30, 2016 has been derived from our audited consolidated financial statements for the year ended March 31, 2016. These selected financial data should be read in conjunction with the financial statements and notes thereto included in the latest annual report on Form 20-F. These data have been prepared on the same basis as the audited consolidated financial statements for the year ended March 31, 2016 and, in the opinion of management, include all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. Unless otherwise stated in this Form 6-K the information contained herein has not been audited or reviewed by an independent auditor. The results of operations for the three month period ended June 30, 2016 are not necessarily indicative of the results to be expected for the full year.

2 - GOING CONCERN

These consolidated financial statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States ("US GAAP").The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. To date the Company has incurred an accumulated loss of $21,330,832 and positive cash flow from operations of $50,428 due to the payment of investment tax credits.. This raises significant doubt about the ability of the Company to continue as a going concern. The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities and commitments when due is dependent on the Company generating revenue sufficient to fund its cash flow needs. There is no certainty that this and other strategies will be sufficient to permit the Company to continue as a going concern.

Management is currently investigating and evaluating options that may include recapitalization of the Company and pursuing other ventures of a different nature.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and expenses and the classifications used in the statement of financial position. Such differences in amounts could be material.

3 – INVESTMENT AND SUBSIDIARIES

Investments and long term deposits	Original Cost	Carrying Value
Seregon	95,147	-
CP4H	187,367	-
LW Capital Pool	10,290	-
Equispheres	111,990	115,305
HostedBizz	1,005	769

On October 21, 2009, ZIM Corporation made a $95,147 investment in Seregon Solutions Inc.

The investment consisted of the purchase of 61,480 common shares and 69,677 warrants. Depending on the fiscal 2010 results of Seregon each warrant was convertible, at no cost to ZIM, to a portion of a common share or would have expired with no action. The warrants converted during fiscal 2012 and ZIM gained an additional 69,677 common shares to a total of 131,157. With the additional shares provided to ZIM, ZIM did not gain significant influence, or control, over Seregon.

6

Due to a significant downturn in the business outlook for Seregon, ZIM has determined that this investment is fully impaired and, on March 31, 2014, has taken an impairment charge equal to the full value of the investment.

On June 29th, 2012, ZIM Corporation made an equity investment in Connecting People For Health Co-operative Ltd. (“CP4H”) The investment consisted of the purchase of 200 common shares at a price of $187,367.

Connecting People for Health Co-operative Ltd. (CP4H) is owned by a large and varied base of co-operatives and Credit Unions that span Atlantic Canada. CP4H has created HealthConnex as a healthcare service for its members. CP4H has been promoting and working toward a more user-driven health care system since it was founded in 2006 by the co-op and credit union sector. HealthConnex is a health portal providing tools for patients to drive positive change in the health care system, from the patient up. The HealthConnex internet portal provides convenient services and a pay engine that allow patients to connect with their health care team in new and innovative ways. In addition, HealthConnex purchased Benneworth Advanced Systems and the Medical Office Manager product (MOM) which was developed using ZIM's core database technology and language. ZIM's investment in CP4H is strategic in nature as it provides the company with indirect access to the 1800 medical professionals using MOM and future product opportunities. The equity interest in CP4H by ZIM is less than 10% and ZIM has no significant influence, over the corporate decisions of CP4H at this time. Based on these facts the investment has been accounted for using the cost method.

Due to material changes in the business outlook for CP4H, ZIM has determined that this investment is fully impaired and, on March 31, 2015, has taken an impairment charge equal to the full value of the investment.

On March 31, 2010, ZIM Corporation invested $10,000 Canadian Dollars in LW Capital Pool Inc. (“LWCPI”). On April 3, 2015, LWCPI completed a reverse takeover transaction with Tweed Marijuana Inc. (“Tweed”) and in exchange for its investment in LWCPI ZIM received 20,000 shares of Tweed.

On April 11, 2015 the Company sold its shares of Tweed of a net gain of $71,842 Canadian Dollars, which at the prevailing exchange rate of 1.0979 equals $65,436 United States Dollars. Transaction fees amounted to $727.

On April 30, 2015, ZIM Corporation made an equity investment in Equispheres Inc. The investment consisted of the purchase of 250,000 common shares at a price of $20,042.

On August 26, 2015, ZIM Corporation made an equity investment in Equispheres Inc. The investment consisted of the purchase of 500,000 common shares at a price of $91,948

Equispheres Inc. is an advanced materials company developing new technologies for the production of metallic particles for use in additive manufacturing.

In April 2016, ZIM incorporated a wholly owned subsidiary called GeneSpans Corporation. GenSpans will fund research into genetic therapy solutions.

7

ITEM 2 – QUARTERLY BUSINESS REVIEW

This Form 6-K contains forward-looking statements regarding our business, financial condition, results of operations, liquidity and sufficiency of cash reserves, recapitalization, restructuring, pursuit of new businesses, controls and procedures, prospects, revenue expectations, and allocation of resources that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. These risks include foreign exchange risk, credit risk, fair value risks and key personnel risk and are therefore qualified in their entirety by reference to the factors specifically addressed in the sections entitled " QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK " and “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2016, as well as those discussed elsewhere in this Form 6-K. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements speak only as of the date of this Form 6-K. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6-K, other than as required by law.

The following discussion includes information from the Selected Financial Data for the three month periods ended June 30, 2016 and 2015.  These results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

All financial information is prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and is stated in US dollars.

EXECUTIVE SUMMARY

Revenue for the quarter ended June 30, 2016 was $147,873, a decrease from $15,423 for the same period last year. The decrease in revenue resulted from decreases in our software, maintenance and consulting segments caused by the continued decline of business in Brazil and was slightly offset by gains in the SMS messaging segment.

Net loss for the quarter was $117,562, as compared to a net loss of $129,491 for the quarter ended June 30, 2015. The decrease in net loss principally reflects the decreases in research and development expenses and cost of revenue.

ZIM had cash and cash equivalents of $520,034 at June 30, 2016 as compared to cash and cash equivalents of $472,317 at March 31, 2016.

BUSINESS OVERVIEW

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  The Company continues to provide this software and ongoing maintenance services to its client base.

Beginning in 2002, the Company expanded its business strategy to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”.  SMS will continue to provide a minimal amount of revenue within the mobile segment of operations. With the acquisition of Advanced Internet Inc. (AIS) in 2007, the Company also offers mobile content directly to end users.

8

In fiscal 2016, ZIM continued to develop and sell enterprise database software to end users as well as maintain its SMS messaging product lines. Going forward, ZIM will evaluate the viability of the enterprise database market and make adjustments as may be required.

CRITICAL ACCOUNTING ESTIMATES

We prepare our condensed consolidated financial statements in accordance with United States GAAP, which requires management to make certain estimates and apply judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current trends, and other factors that management believes to be important at the time the condensed consolidated financial statements are prepared. On an ongoing basis, management reviews our accounting policies and how they are applied and disclosed in our annual consolidated financial statements.

There have been no material changes to our critical accounting estimates from those described in our Form 20-F for the fiscal year ended March 31, 2016.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2016 COMPARED TO THE THREE MONTHS ENDED JUNE 30, 2015

The following discussion includes information derived from the unaudited and not reviewed condensed consolidated statements of operations for the three months ended June 30, 2016 and 2015. The information for the three months ended June 30, 2016, in management's opinion, has been prepared on a basis consistent with the audited consolidated financial statements for the fiscal year ended March 31, 2016, and includes all adjustments necessary for a fair presentation of the information presented.

These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

REVENUES

	Three months ended June 30, 2016	As a %	Three months ended June 30, 2015	As a %
	$		$
Bulk SMS	48,000	33	18,154	11
	48,000	33	18,154	11

Software	13,333	9	8,982	6
Maintenance and consulting	86,340	58	136,160	83
	99,673	67	145,142	89

Total Revenue	147,873	100	163,296	100

Revenue for the quarter ended June 30, 2016 was $147,873, a decrease from $15,423 for the same period last year. The decrease in revenue resulted from decreases in our software, maintenance and consulting segments caused by the continued decline of business in Brazil and was slightly offset by gains in the SMS messaging segment.

9

REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Total revenues relating to the ZIM IDE have increased from $8,982 to $13,333 for the quarters ended June 30, 2016 and 2015, respectively. Maintenance and consulting revenue decreased from $136,160 to $86,340 mainly due to the declining economy in Brazil and subsequent decline in our business activity in Brazil.

We will continue to allocate resources to the maintenance and development of our database products while we continue to generate revenues from this product line. We remain committed to serving our existing customers.

BULK SMS

Bulk SMS messaging gives our customers the ability to send out a single message concurrently to a wide distribution list. Success in this industry is dependent on sending large quantities of messages on stable cost effective telecommunication routes. For the quarter ended June 30, 2016 we experienced a higher volume of traffic from our customers using our routes and this resulted in increased revenue from $18,154 to $48,200. In general, bulk messaging customers choose the service provider that is offering the lowest cost route. Different aggregators are able to negotiate different price points based on the traffic they are able to guarantee to the mobile operators. Due to the size of our competitors, and our competitors’ ability to negotiate better terms, there can be no guarantee that we will have routes that are the most cost effective in the future. We are not focusing on expanding this area of the business. As a result, we do not expect to see any further growth in our bulk messaging revenue during the remainder of fiscal 2016.

OPERATING EXPENSES

	Three months ended June 30, 2016	Three months ended June 30, 2015	Period to period change
	$	$	$

Cost of revenue	4,595	24,290	(19,695)
Selling, general and administrative	225,770	192,985	32,785
Research and development	89,000	134,420	(45,420)
	319,365	351,695

COST OF REVENUE

	Three months ended June 30, 2016	Three months ended June 30, 2015
	$	$
Mobile
Revenue	48,200	18,154
Cost of revenue	(1,587)	(1,658)
Gross margin	46,613	16,496

Gross margin percentage	97%	91%

Software
Revenue	86,340	136,160
Cost of revenue	(3,008)	(22,632)
Gross margin	83,332	113,528

Gross margin percentage	97%	83%

10

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the quarters ended June 30, 2016 and June 30, 2015 were $225,770 and $192,985 respectively. The increase in selling, general and administrative fees is related to withholding taxes paid on funds received from Brazil.

STOCK-BASED COMPENSATION

For the three months ended June 30, 2016, and June 30, 2015 the Company recognized compensation expense for employees and consultants of NIL and NIL respectively. The Company does not have any non-vested awards.

RESEARCH AND DEVELOPMENT

Research and development expenses for the quarters ended June 30, 2016 and 2015 were $89,000 and $134,420, respectively. This decreased level of research and development investment is a result of lower staffing levels in the first quarter of fiscal 2016.

NET INCOME

Net loss for the quarter was $117,562, as compared to a net loss of $129,491 for the quarter ended June 30, 2015. The decrease in net loss principally reflects the decreases in research and development expenses and cost of revenue.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2016, ZIM had cash and cash equivalents of $520,034 and working capital of $641,429 as compared to cash and cash equivalents of $472,317 and working capital of $760,231 at March 31, 2016. This increase in cash position principally reflects receipt of investment tax credits and is mostly offset by losses in the first quarter of fiscal 2017.

Cash flows for the fiscal periods were as follows:

	Three months ended June 30, 2016	Three months ended June 30, 2015
	$	$
Cash flows provided by operating activities	50,428	(146,661)
Cash flows provided by (used in) investing activities	-	(20,042)
Cash flows provided by financing activities	-	-

At June 30, 2016, the Company had a working capital line from its principal banker for approximately $38,435 in addition to a cash and cash equivalent balance of $520,034. Management believes that these funds, together with cash from on-going operations, may not be sufficient to fund existing operations for the next 12 months. Management is currently investigating and evaluating options that may include recapitalization of the Company and pursuing other ventures of a different nature.

11

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. If ZIM’s expenses surpass the funds available or if ZIM requires additional expenditures to grow the business, the Company may be unable to obtain the necessary funds and ZIM may have to curtail or suspend some or all of its business operations, which would likely have a material adverse effect on its business relationships, financial results, financial condition and prospects, as well as on the ability of shareholders to recover their investment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

Due to the continued decline of the Brazilian economy and subsequent decline in ZIM’s business activity in Brazil, on August 8, 2016 the Company undertook workforce reduction measures in order to rationalize expenses to bring them in line with revenue expectations.

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from fluctuations and the degree of volatility of foreign exchange rates. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

Cash and cash equivalents of $520,034 are comprised of $424,492 in cash and $95,542 in cash equivalents. The cash equivalents of $95,542 at June 30, 2016 ($349,519 at March 31, 2016) are comprised of:

Held in Canada:

CIBC Wood Gundy at 1.25% - $5,803 ($4,460 CDN) – Payable on deml:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $91,082 – Payable on demand. These deposits are secured by Government Deposit Insurance.

Cash and cash equivalents includes the following amounts in their source currency:

	June 30, 2016	March 31, 2016

Canadian dollars	497,573	165,874
US dollars	26,946	17,292
Brazilian reals	356,788	1,161,324

12

Accounts receivable include the following amounts receivable in their source currency:

	June 30, 2016	March 31, 2016

Canadian dollars	62,886	20,113
US dollars	13,170	8,970
Brazilian reals	83,159	120,097

Accounts payable include the following amounts payable in their source currency:

	June 30, 2016	March 31, 2016

Canadian dollars	28,966	9,729
US dollars	-	1,661
Brazilian reals	-	-

Accrued liabilities include the following accruals in their source currency:

	June 30, 2016	March 31, 2016

Canadian dollars	35,777	41,674
Brazilian reals	24,414	33,333

The Company does not use derivative financial instruments to reduce its foreign exchange risk exposure.

CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit exposure is minimized by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	June 30, 2016	March 31, 2016

Canada	60%	27%
North America, excluding Canada	10%	15%
South America	30%	58%
	100%	100%

FAIR VALUE

The carrying values of cash and cash equivalents, accounts receivable, investment tax credits receivable, lines of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We currently depend heavily on the services of Dr. Michael Cowpland and Mr. James Stechyson. The loss of the services of Dr. Cowpland and Mr. Stechyson and other key personnel could affect our performance in a material and adverse way.

13

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation

Registrant

DATE	SIGNATURE
August 15, 2016	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
August 15, 2016	/s/ John Chapman John Chapman, Chief Financial Officer

14